

August 11, 2020

<u>Via Email</u>

Jared Fertman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

      Re: Virtusa Corporation
              Preliminary Proxy Statement filed on August 5, 2020
              Filed by New Mountain Vantage Advisers, L.L.C., et al.
              File No. 001-33625
              Schedule 13D filed on July 6, 2020
              Filed by New Mountain Vantage Advisers, L.L.C., et al.
              File No. 005-83755

Dear Mr. Fertman:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

<u>General</u>

1. Please confirm that you will post your proxy materials on a specified, publicly-accessible website (other than the SEC's EDGAR website) and provide stockholders with a notice informing them that the materials are available and explaining how to access those materials. Please refer to Exchange Act Rule 14a-16(l) and Exchange Act Release No. 56135.

2. Please clarify, in the appropriate section of the proxy statement, that broker non-votes will not occur as a result of the contested nature of the Annual Meeting. See page 2 of the Company's revised preliminary proxy statement filed on August 10, 2020.

Reasons for Our Solicitation, page 5

3. Notwithstanding the fact that it is characterized as a statement of belief, please revise the preliminary proxy statement to provide support for the statement that "the Company is beset with poor profit margins, a lack of revenue diversification, significant earnings volatility, weak earnings per share growth, a flawed management compensation structure, poor capital allocation and material corporate governance deficiencies." Although the subsequent sentence refers to "the press release and accompanying letter to the Board filed with the SEC on June 22, 2020," the contents of that press release and letter have not been either reproduced in the proxy statement or incorporated by reference therein.

Election of Directors, page 6

4. We note the statement on pages 6 and 14 that "the NMV Entities reserve the right to request the appointment or election of substitute persons for any of the NMV Nominees" upon the occurrence of certain events. Please confirm in your response letter that the NMV Alternates are the only substitute persons that the NMV Entities would so appoint or elect. Alternatively, please confirm that in the event a substitute nominee is selected prior to the Annual Meeting who is not a NMV Alternate, you will file and disseminate a revised proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Schedule 13D filed on July 6, 2020

5. The disclosure in Item 6 of the Schedule 13D filed July 6, 2020 indicates that New Mountain Vantage Co-Invest II, L.P. is a party to Cash Derivative Agreements that reference shares of the Company's Common Stock. Please file as exhibits to the Schedule 13D the underlying agreements referenced in Item 6. See Item 7 of Schedule 13D.

6. We note that you have requested confidential treatment for certain exhibits. We will review and provide comments on your request separately.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions